MAHANAGAR TELEPHONE NIGAM LIMITED

OFFICERS' ACKNOWLEDGEMENT

The undersigned, A.K. Garg, CEO, and Anita Soni, CFO, of Mahanagar Telephone Nigam Limited, an Indian corporation (the "Company"), in connection with the Company's response to a comment letter, dated March 20, 2012 from the U.S. Securities and Exchange Commission (the "Commission") to the Company's Form 20-F for the fiscal year ended March 31, 2011 (the "Filing"), filed under the Securities Exchange Act of 1934, as amended, hereby acknowledge as follows:

1. the Company is responsible for the adequacy and accuracy of the disclosures in the Filing;

2. comments by the Commission staff or changes by the Company to disclosures in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3. the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned have executed this Officers' Acknowledgement as of the 03 day of May, 2012.

/s/ A.K. Garg	/s/ Anita Soni
A.K. Garg CEO	Anita Soni CFO

EXHIBIT A

Government of India
Ministry of Communications& IT
Department of Telecommunications
Sanchar Bhavan, 20-Ashoka Road
New Delhi – 110001

No. 40-29/2002-Pen(T) **Dated : 29th August,2002**

To,

Chairman cum Managing Director
Mahanagar Telephone Nigam Limited
New Delhi

Sub: Payment of pensionary benefits including family pension to the government employees absorbed in MTNL

Ref: Minutes of the meeting taken by Hon'ble Minister of Communications & IT on 15th July,2002 with the representatives of MTNL employees.

* ** *

The matter was taken up by DOT with Department of Personnel & Training and Ministry of Finance. This is to inform you that it has been agreed in principle that the payment of pensionary benefits including the family pension to the Government employees absorbed in MTNL and who have opted for the Government Scheme of pension shall be paid by the Government. The exact modalities in this regard are being worked out by Department of Pension and Pensioner's Welfare.

(Harwesh Bhatiya)
Director (Estt.)

EXHIBIT B

MTNL GRATUITY TRUST
MTNL Corporate Office , 6th floor  ,Mahanagar Doorsanchar Bhawan, Near Zakir Hussain College,
 J L Nehru Marg, New Delhi –110002, Telephone No 23214888/ Fax no 23215681

No. MTNL/Gratuity Trust/New Delhi/56
Dated: 06.10.2009

The 56th  Meeting of the MTNL Gratuity Trust was held on 6.10.2009 in Room No.124, Eastern Court, New Delhi.   The following trustees were present in the meeting: -

1.	Shri N K Jain, Chairman
2.	Shri S S Baniwal, Trustee
3.	Shri R C Sen, Secretary
4.	Ms. Asha Thampi, Trustee

The following items were discussed and the decisions taken were as under: -

A.	Confirmation of the previous meeting

Confirmation of 55th meeting of Board of Trustees held on 22.07.2009. The Minutes of 55th  meeting of the Board of Trustees were read, confirmed and signed by the Trustees.

B.	Investment

1.	Proposals were invited from the empanelled arrangers to invest in Govt of India Securities.

2.	Only 10 proposals were received from the arrangers empanelled with MTNL Gratuity Trust for investment of fund in Central Govt. Securities.

3.
The proposals were opened in the presence of all the trustees including the Chairman of the Trust.  A comparative statement was prepared showing the details of securities i.e. interest rate, maturity period, offered quantity and YTM  which was  placed before the trustees.

4.
The comparative statement was verified by the trustees.  While preparing comparative statement securities with maturity period more than 2020 were not considered as in our letter dated 29.09.2009, the proposals invited for Govt. Securities whose maturity is not beyond 2020.

5.
On perusal of the comparative statement, it was observed that the highest YTM is around 7.78%.  This was due to sudden fall of BSE Index and also the shortest maturity period. It was therefore, unanimously decided to defer the investment decision for a week.  All the trustees consulted financial market experts and it was gathered that if we go for maturity period 2025 onwards i.e. upto 2030 instead of 2020, the trust will definitely  earn comparatively better YTM.  It was, therefore, decided to invite fresh proposals for investment in Central Govt. Securities having maturity period upto 2030.

C.	Investment Guidelines

The following decisions were taken with regard to investment of surplus funds: -

2.	The investment of surplus fund shall be made in each category as per investment Notification No.24/2009 dated March 12, 2009 issued by Under Secretary, Govt. of India.

3.	For investments atleast 20 intermediaries are to be empanelled for inviting investment proposals.

4.	It was unanimously decided by the trustees that if a particular category of paper having better YTM can be considered for investment even if it is on single quotation.

5.
It was decided that L1 arrangers offering maximum YTM will be contacted though conference call in the presence of all the trustees.  The trustees will discuss with the dealer for betterment of price and confirmation of deal.  In case L1 arrangers is not in a position to supply required quantity or can not supply at the rate which was offered by the arranger, L2 will be contacted.  For arranging required quantity of stock little higher prices can be offered.  Also the same stock can be purchased at different prices which all the trustees agreed unanimously.

6.
It has been decided that  the bids are to be opened in the presence of any of the three trustees.  The investment decision shall be taken by any of the three trustees out of which one must be Chairman of the Trust.

D.
It is noticed that  M/s Discount and Finance House of India, Mumbai is not responding for the last one year.  The trustees decided to remove the name of M/s Discount and Finance House of India from the list of empanelled arrangers.

a.	Accounts for the year 2008-09

7.	The audited accounts for the year 2008-09 was placed before the trustees.

8.	It was informed that MTNL’s Gratuity Trust liability under the major head staff cost has been reduced to the extent of excess of income over expenditure of the trust for the year 2008-09.

9.	The trustees unanimously approved reappointment of M/s Anil Raja Ram & Co. for the year 2009-10. The audit fees of Rs.30,000/- will remain unchanged and other terms and conditions will remain same.

The meeting ended with vote of thanks to the chair.

/s/ S.S.Baniwal	/s/ R.C.Sen	/s/ Asha Thampi	/s/ N.K. Jain
(S.S.Baniwal)	(R.C.Sen)	(Asha Thampi)	(N.K. Jain)
GM (TR)	Jt.GM (A/cs)	Jt.GM(TR)	GM (CPSL)
Trustee	Secretary	Trustee	Chairman

CTM - 1681

NOTIFICATION NO

24/2009, Dated: March 12, 2009

In exercise of the powers conferred by sub-section (1) of section 295 of the Income-tax Act, 1961 (43 of 1961), the Central Board of Direct Taxes hereby makes the following rules further to amend the Income tax Rules, 1962, namely:-

1. (1) These rules may be called the **Income-tax (Fifth Amendment) Rules, 2009.**

(2) They shall come into force with effect from the **first day of April, 2009.**

2. In the Income-tax Rules, 1962, in rule 67, for sub-rule (2) the following shall be substituted, namely:-

"(2) The manner of investment referred to in sub-rule (1) shall be in accordance with the following Table, namely:-

'TABLE
INVESTMENT PATTERN

Sl. No.	Investment	Maximum percentage amount to be invested in items referred to in column (2)
(1)	**(2)**	**(3)**
(i)	(a) in Government securities; (b) Other securities, as defined in section 2(h) of the Securities Contract (Regulation) Act, 1956, the principal whereof and interest whereon is fully and unconditionally guaranteed by the Central Government or any State Government, except those covered under (ii) (a) below; and/or (c) units of mutual funds set up as dedicated funds for investment in Government securities and regulated by the Securities and Exchange Board of India	Fifty five per cent.

(ii)	(a) Debt securities with maturity of not less than three years tenure issued by Bodies Corporate, including banks and public financial institutions. (b) Term Deposit Receipts of not less than one year duration issued by scheduled commercial banks fulfilling all the following criteria: (i) it has made profit continuously for immediately preceding three years; (ii) it is maintaining a minimum Capital to Risk Weighted assets Ratio of 9 per cent; (iii) it is having net non-performing assets of not more than 2 per cent. of the net advances; and (iv) it is having a minimum net worth of not less than rupees 200 crores; and/or (c) Rupee Bonds having an outstanding maturity of at least three years issued by institutions of the International Bank for Reconstruction and Development, International Finance Corporation and the Asian Development Bank.	Forty per cent.
(iii)	Money market instruments including units of money market mutual funds	Five per cent.
(iv)	Shares of companies on which derivatives are available in Bombay Stock Exchange or National Stock Exchange or equity linked schemes of mutual funds regulated by the Securities and Exchange Board of India	Fifteen per cent.

Provided that any moneys received on the maturity of investments made prior to the 1st day of April, 2009, reduced by obligatory outgoings, shall be invested in accordance with the manner of investment specified in this sub rule:

Provided further that the investment pattern specified in this sub rule may be achieved by the end of the previous year; so however that at no time during the year investment in any category should exceed by more than ten per cent. of the limit prescribed:

Provided also that, irrespective of the proportion of investments stated in clauses (i) of the said Table, exposure of a trust to any individual mutual fund, under sub-clause (c) of the said clause, which has been set up as a dedicated fund for investment in Government securities, shall not exceed five per cent. of its total portfolio at any point of time:

Provided also that the trustees shall invest at least 75 per cent. of the amount invested under sub-clause (a) of clause (ii) of the said table in instruments having an investment grade rating from at least one credit rating agency registered under sub-section (1A) of section 12 of the Securities and Exchange Board of India Act, 1992 (15 of 1992):

Provided also that in the event of the rating of any instruments mentioned in this sub-rule for being rated and their rating falling below the investment grade, as certified by one credit rating agencies registered under subsection (1A) of section 12 of the Securities and Exchange Board of India Act, 1992 (15 of 1992), then the option of exit from such instruments can be exercised and the released funds shall be invested in accordance with the manner provided in the Table of this sub-rule:

Provided also that the turnover ratio, being the value of securities traded in the year divided by the average value of the portfolio at beginning of the year and the end of the year, should not exceed two.

Explanation 1.- The manner of investment specified in this sub-rule shall apply to the aggregate amount of investible moneys with the fund in the previous year.

Explanation 2.- For the purposes of this sub-rule,-

(i) the expression "Government securities" shall have the meaning assigned to in clause (b) of section 2 of the Securities Contracts (Regulation) Act, 1956;

(ii) the expression "public financial institutions" shall have the meaning assigned to it in section 4A of the Companies Act, 1956 (1 of 1956);

(iii) the expression "public sector company" shall have the meaning assigned to it in clause (36A) of section 2 of the Income-tax Act;

(iv) the expression "public sector bank" shall have the meaning assigned to it in clause (23D) of section 10 of the Income-tax Act; and

(v) the expression "securities" shall have the meaning assigned to it in clause (h) of section 2 of the Securities Contracts (Regulation) Act, 1956.".

F.No.142/13/2008-TPL

(Manish Sareen)
Under Secretary to the Government of India

Note: The principle rules were published vide Notification No. SO 969 dated the 26th March, 1969 which has been amended from time to time, the last amendment being SO 220(E) dated 21.01.2009.

(Source -: www.taxindiaonline.com)

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

May 03, 2012.

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

RE:	Mahanagar Telephone Nigam Limited Form 20-F for fiscal year ended March 31, 2011 Filed September 29, 2011 SEC Comment Letter dated March 20, 2012 File No. 333-13944

Dear Mr. Spirgel,

This is in response to the Staff’s comment letter dated March 20, 2012 (the “Comment Letter”) relating to the annual report on Form 20-F of Mahanagar Telephone Nigam Limited (the “Company”) for the fiscal year ended March 31, 2011 (the “2011 Form 20-F”).

For convenience in your review, set forth below are in bold the Staff’s numbered comments in the Comment letter followed by the Company’s response thereto

Report of Independent Registered Public Accounting Firm, Page F-1

4.
It has come to our attention that your accounting firm may have had limited involvement in the audit of your financial statements for the years ended March 31, 2010 and 2011.  When an independent auditor uses the work and reports of other independent auditors to audit the financial statements of one or more subsidiaries, divisions, branches, components, or investments included in the financial statements presented, such independent auditor must decide whether it may serve as the principal auditor.  Generally, the principal auditor is expected to have audited or assumed responsibility for reporting on at least 50% of the assets and revenues of the consolidated entity.  Please ask your auditor to tell us how it was able to sign the audit report as principal auditor in view of its limited involvement in the audit.  Refer to  PCAOB AU  sections  543 and 9543.Also, it has come to our attention that your accounting

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com firm issued an opinion on internal control over financial reporting (ICFR) without performing any audit procedures related to ICFR.  PCAOB AS 5 requires an auditor to perform an audit of a company’s ICFR that is integrated with an audit of the financial statements.  Please ask your auditor to tell us how he was able to issue an opinion on ICFR considering the limited involvement in the audit of your financial statements.

Response:

We would like to inform you that on receiving the appointment from Mahanagar Telephone Nigam Limited (MTNL, Company) as US GAAP Auditors, we plan and perform our US GAAP Audit (Audit) without using the work of another independent auditor, independently as the independent US GAAP Auditors in accordance with the applicable generally accepted auditing standards and issue our audit opinion based on our workings. All our activities related to the audit work are carried out independently as the principal and sole auditor of the Company. As regards US GAAP Audit, we independently prepare our audit programme and identify the audit team who will carry out the intensive Audit work and we have not availed services of any other auditing firms. Our team including partners interacts with the management on various issues including their quarterly reviewed results, SOX Act related issues, fraud risks, changes in accounting policies, if any,  significant unusual transactions, etc. We also interact with the Director – Finance (CFO) besides other senior executives of the company at frequent intervals.

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

The management prepares US GAAP financials on the basis of their accounts as audited by their Statutory Auditors who are appointed by the Comptroller and Auditor General of India (C&AG) on behalf of Government of India. The C&AG have certain set guidelines for empanelling and allotment of audit of Public Sector Undertakings like MTNL to the firm of Chartered Accountants  which includes, (a) No. of full time Partners/Size of the Firm, (b) No. of years of Experience in the Profession, (c) Any disciplinary action taken against the Firm/s by The Institute of Chartered Accountants of India or any other body, (d) Capability of handling major audits, (e) Sectoral Experience, (f) Past Performance, etc. Once this   financials are handed over to us by the management, our separate Audit team which consists of different levels of experienced auditors starts the audit of the company. The consolidated financials consist of audited accounts of various units i.e. Land Line Services in Delhi and Mumbai, Mobile Service Units in Delhi and Mumbai, Corporate Office and also Subsidiaries.

We undertake a number of preliminary audit related activities to plan the audit in detail.  The audit schedule is finalized.  The MTNL audit team conducts meetings amongst themselves and also with the concerned officials of MTNL to spell out the audit requirements and discuss preliminary observations and significant areas of operations.  We depute our different teams of auditors to various units of MTNL. They test the internal control system of the company in order to decide upon the nature, extent and timing of audit procedures. They conduct the audit of that area which involves procedures like verification of opening balances, vouching of records, verification of Reconciliation of Cash and Bank Balances, Debtors, verification of assets and liabilities, analytical review of the figures, its authenticity of the figure appearing in the trial balance and review of the cut off procedures. The team also verifies the different software systems used by the management and its accuracy. In addition to accounts, the management notes to accounts, accounting policies and the estimates are also examined. Further, the audit personnel go through the minutes of Board Meetings to verify any important resolutions passed or decisions made that may have an impact on the financials. Accordingly, audit procedures are designed for any material or significant item to be verified. In case of any deviation from any of the auditing or accounting standards, on our findings during the course of the audit, the necessary accounting entries are passed (recorded in the books of accounts) by the management so as to present a true and fair view of the financial statements.

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

We go through the observations given by the internal auditors, qualifications by the Statutory Auditors and also the comments given by the C&AG. We verify these comments on the basis of various documents supplied by the Company. Further, we have had informal meetings with the other auditors and officials of the Company, so as to understand their observations. We carefully examine the observations reported and analyse their significance and financial impact. However, this is done in addition to our auditing procedures.

Certain issues like revenues including revenue leakage if any, Post Retirement Benefits, Revenue Sharing, Licence Fee, Verification of Calculation of Depreciation, Current Tax Provision, Deferred Tax Liability, Impairment Analysis, Contingent Liability, Verification of Bank and Cash Balances, the Software System and IT processes used by the Company etc., and also some other similar major issues are focussed /extensively verified in addition to our procedures followed for an independent in depth verification.

While performing all the auditing procedures, to the best of our knowledge and belief, we ensured the compliance of various provisions of Law applicable in the US GAAP financials.

There are different levels of audit team who are deputed for conducting Audit of the company. The procedures are followed by us in such a way that the work of a Junior is verified by his immediate senior and the final decision is taken by the partner/s who is responsible for the completion of the audit.

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

The practice and the procedures followed by our audit team while conducting audit of the company, have been explained in a nutshell, in the above mentioned paras. It may be seen that we have planned and performed our audit in such a detailed manner and also in-depth verification has been performed.

It can be observed from our Independent audit opinion that as a result of the independent audit procedures performed and adjustments made which are based on our observations and the information and explanations provided by the Company, the net loss of MTNL for the fiscal year 2010-2011, as reported as per Indian GAAP amounting to Rs. 25,631 million, increased to Rs. 32,895 million (variance of net increase amounting to Rs. 7,264 million).  Similarly, for the fiscal year 2009-2010, the net loss of MTNL as per Indian GAAP amounting to Rs. 23,530 million, increased to Rs.25,553 million (variance of net increase of Rs. 2,023 million).

To reconfirm our independent and indepth involvement in performing the audit procedures, we would further like to inform you that during the fiscal year 2010, the financials for the fiscal year 2009, was restated by our accounting firm.  The reason for the restatement is as under :

i.
MTNL had provided for Rs. 213.20 million during the year 2008-09 on account of 3G and BWA spectrum as licence fees on the base reserve price subject to finalisation of auction process by DOT and therefore, the accounting policy in this regard was not made on that date.  On finalisation of the auction process by DOT, during the fiscal year 2010, in accordance with DOT guidelines on 3G spectrum and BWA spectrum and on finalisation of the price on spectrum vide letter dated 21st May, 2010 of DOT for 3G Spectrum and letter dated 12th June, 2010 for BWA spectrum, the liability for Rs. 110979.70 million has been accounted for by creating intangible assets on one time charges payable to DOT for 3G and BWA Spectrum.  This was to be amortised for the period of 20 years and 15 years for 3G and BWA spectrum, respectively, on straight line basis.

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

ii.	Change in method of calculation of ISP licence fee implemented for the financial year 2009-2010 vide letter dated 29th March, 2010 of MTNL, was also extended for the previous year 2008-2009 also.

This was possible only after thorough/indepth verification of the accounts and findings during the course of our audit, that we had passed many adjustment entries. With reference to the same, we would like to inform you that our working papers/audit documentation for the years 2011 and 2010 consists of about 40,000 to 50,000 pages.

We, request you to appreciate the fact about the efforts and man hours been put in by us in conducting the audit independently without using the work of another independent auditor, which can also be seen from the final outcome of the audit as reflected in the changed figures of reported profit/loss as per Indian GAAP to profit/loss reported as per US GAAP, Restatement of the accounts done for 2008-2009 etc.

PCAOB AU 543, Para 01 section provides guidance on the professional judgments the independent auditor makes in deciding (a) whether he may serve as principal auditor and use the work and reports of other independent auditors who have audited the financial statements of one or more subsidiaries, divisions, branches, components, or investments included in the financial statements presented and (b) the form and content of the principal auditor's report in these circumstances.

As stated earlier our firm is the sole US GAAP Auditor for MTNL. Our firm has not used the work of any other auditors and hence we do not fall in the category as per provision PCAOB AU 543, as it deals with using the work of another independent auditor. We have independently performed all the auditing procedures without using the work of another independent auditor since we acted as the principal auditor for the US GAAP Audit in so far as that work relates to our expression of opinion on the financial statements taken as a whole, no reference has been made of the other auditor in our report. We can assure that we carried out in depth verification of all the material items appearing in the Company’s Financials and have covered atleast more than 50% of assets and revenues reported in the Financials of the Company for the year ended March 2010 and March 2011.

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

Hence, we state that it cannot be said that the accounting firm had a limited involvement in the conduct of the audit of the Company.

With reference to the observation that we issued an opinion on internal control over financial reporting (ICFR) for March 2010 and March 2011, without performing any audit procedures related to ICFR, we would like to state as under :

In order to identify and assess controls inherent within the company's processes leading to creation of documents, the following procedures was performed :

While planning the integrated audit, we have evaluated the various matters as illustrated in paragraph 9 of AS 5 and their impact on the Company. For instance, matters relating to the company’s business, including its organization, operating characteristics, and capital structure; matters effecting the industry; control deficiencies previously communicated to the audit committee, etc.

The internal controls prevailing in the company have been broken down into Process, Applications and Transaction controls, ITGC controls and Entity level controls to enable us to express an opinion on each of the above aspect and a final opinion at a consolidated level. Hence in order to comply with the requirements of PCAOB AS 5 relating to audit procedures related to ICFR we conducted the following procedures :

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

In order to audit the controls relating to Process, Applications and Transactions (PAT) and give an opinion on the same, we (P. Parikh & Associates) performed the following procedure:-

1.
To define the materiality, we took the previous years’ figure as base. We took the consolidated trial balance of MTNL as a whole which was made by merging the trial balances of all the units in MTNL. In determining the quantitative materiality of items appearing in Profit/Loss A/c we considered all those accounts in which the amount exceeded 5% of the total loss before provision of taxation. For items appearing in the Balance Sheet we considered those accounts material which exceeded 0.5% of Total Assets. Further, the Audit Committee and the Board approved the aforementioned threshold limit of Materiality.

In determining the qualitative materiality we considered the volume of transactions, statutory requirements, accounting and reporting complexity, Exposure to losses and contingencies, existence  of related party transactions, provision and estimates, changes from the prior period, etc.

2.
To understand the flow of operations and the adequacy of applicable controls we reviewed the flowcharts of all the processes prevalent in the company like Payroll, Taxation, Landline, Financial Statement Closing Procedures etc.

3.
Before conducting the actual in depth testing of control, we conducted a Walkthrough of all the processes.  During walkthrough, we enquired into the various processes, re-performed certain processes to test the operation of the controls set in these processes. We conducted testing of the Information Technology Controls. Negative testing was performed for I.T. controls to place our reliance on their effectiveness.

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

4.
After conducting the walkthroughs we conducted in depth testing of various controls. We collected samples/documents from the management (SOX Consultants appointed by the Company, who works under the direction of the Management) that would evidence the existence and operative effectiveness of the controls in the various processes. The number of samples for each control was determined by us on the frequency of the operating cycle of every aspect in a process. For e.g. If a particular operation is conducted on a quarterly basis like quarterly preparation of trial balance then the sample size would be 4. The samples were selected on a random basis from the entire population. While verifying the samples/documents we considered aspects like materiality of the control and the corresponding impact on financial statements in case of its ineffectiveness, level of automation and human intervention, volume of transactions, compensating controls, controls mitigating the risk etc.

On the basis of the samples/documents and explanations obtained by us, we determined the effectiveness/ineffectiveness of the controls. This testing was documented in the test work sheet prepared. Wherever the samples verified were not adequate we have deemed the control to be ineffective. Once the ineffective controls were crystallized we obtained further samples/documents and explanation from the management. On further scrutiny of these additional samples/documents and explanations received we finalised the effectiveness of the said control. For certain controls we repeated the aforementioned procedure 2-3 times in order to conclude on the operative effectiveness of the control.

To elaborate we give hereunder the PAT test Steps performed in case the sample selected is ineffective :-

•	If the sample size is between 1 to 3 and if any 1 or more samples’ control fails out of sample size while testing the control we took one additional sample for testing;

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

•	If the sample size is between 10 to 20 and if any 1 or more samples’ control fails out of sample size while testing the control we took 2 additional samples for testing;

•	If the sample size is 30 and if any 1 or more samples’ controls fails out of sample size while testing the control we took 5 additional samples for testing .

Once all the controls in a process were tested as above and their effectiveness was individually determined we consolidated the same and determined the control effectiveness of the process as a whole in percentage terms.

We performed the above procedure for the following processes :-

•       Fixed Assets

•       Cash Disbursements

•       OPEX

•       Payroll

•       Taxation

•       Treasury

•       FSCP (Financial Statement Closing Procedures)

•       Inventory

•       Landline

•       Broadband

•       Pre-Paid

•       Lease Circuit

•       Inter Connectivity Billing

•       WLL

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

Once the said procedure for all the processes was complete we prepared a consolidated summary which stated the operative effectiveness and/or ineffectiveness of the unit as a whole at Mumbai, Delhi and Corporate Office.

5.	To audit the Information Technology General Controls (ITGC), we verified the following processes:

•	Logical Security;

•	End User Computing;

•	Computer Operations;

•	Change Management;

•	Service Level Agreement;

•	Business Continuity Plan;

•	Switch- Operation;

•	Switch- Logical Security;

•	Physical Security.

We tested all the ITGC controls application wise including the database and the infrastructure. E.g. the physical security was tested exchange wise and the firewall was tested application wise across the various locations in Mumbai and Delhi.

The procedure for collection of samples/documents and explanations as well as determining the effectiveness of individual controls and the process as a whole was the same as adopted by us for testing PAT controls mentioned earlier.

Once the effectiveness of the controls for the various ITGC processes is complete we prepared a consolidated summary stating the operative effectiveness and/or ineffectiveness of ITGC as a whole for the unit at Mumbai and Delhi.

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

6.	To audit the entity level controls and give an opinion on their effectiveness we divided the controls into :-

•	Control Environment :-

Control environment factors include the integrity, ethical values, and competence of the entity's people; management's philosophy and operating style; the way management assigns authority and responsibility; the way management organizes and develops its people; and the attention and direction provided by the audit committee and board of directors.

•	Risk Assessment :-

The objective of the entity's risk assessment process is to establish and maintain an effective process to identify, analyze, and manage risks relevant to achieving business objectives and/or the preparation of reliable financial statements.

•	Control Activity :-

Control activities are the policies and procedures that help ensure that management's directives are carried out.

•	Information and Communication :-

The objective of information and communication is to ensure that information relevant to operating the business and the maintenance of internal controls and records is identified, captured, and communicated to the appropriate individuals on a timely basis.

•	Monitoring :-

 The objective of monitoring is to detect and remediate control deficiencies throughout the entire system of internal control.

To verify the entity level controls we conducted meetings with the various officials who were in charge of implementation and operation of the control. We obtained explanations from them and documents supporting their explanation to determine the effectiveness of the controls. Once the testing is completed we prepared summary of the operative effectiveness and/or ineffectiveness of entity level controls for MTNL as a whole.

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

7.	We verified for any indicators of material weaknesses that could result in a material misstatement. And verified for any significant deficiencies prevailing.

8.	We performed additional procedures wherever the controls were not found to be satisfactory. Also all the significant deficiencies were communicated to the management and members of audit committee.

9.
On the basis of our findings and observations, we prepared a management summary which stated the ineffectiveness and/or effectiveness prevalent in the company (i.e. MTNL). On the basis of this management summary of effectiveness/ineffectiveness of control we gave an opinion in the report  which included qualifications given by us.

10.	We issued the Report on Internal Control over financial reporting.

11.	We enquired into the happening of any subsequent event that could affect the effectiveness of internal control over financial reporting.

The practice and the procedures followed by our audit team while conducting audit of the company, have been explained in a nutshell, in the above mentioned paras. It may be seen that we have planned and performed our audit in such a detailed manner and also in-depth verification has been performed.

As mentioned earlier, we once again reiterate that our documentation/working papers for the year 2011 and 2010 consists of about 40,000 to 50,000 pages with respect to the various processes verified by us and the auditing of Financial statement items.  To support the factual information provided by us  hereinabove, we attach some of our documentation/working papers (just to give an example as this forms a very insignificant portion of our total working papers/documentation) relating to verification of various controls process wise and unit wise for your ready reference under the file name ICFR 1 AND ICFR 2.

The link to the work papers is winzipcompressedattachments.zip.
Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.

P. PARIKH & ASSOCIATES
CHARTERED ACCOUNTANTS
H.O. 501, SUJATA, OFF. NARSI NATHA STREET, MUMBAI 400 009. TEL. 23443549, 23437853. FAX. 23415455. Web : www.pparikh.com

We, as principal auditors, have audited the internal control system over financial reporting (ICFR) and the financial statements of Mahanagar Telephone Nigam Limited (MTNL) for the fiscal years ending March 2010 and March 2011 to the best of our knowledge and belief so as to present a true and fair view of the financial statements. As we have conducted a complete audit of the said entity, it cannot be said that we had a limited involvement for the same. We have assumed full responsibility for the opinion issued by us. Also  we  have  reported   many    controls  as   ineffective  on  the  basis    of  our testing and verification. We have also reported the material   weaknesses  identified  in ICFR in our main independent audit report. Hence, we state that it cannot be termed that we issued an opinion of ICFR without having performed any procedures related to ICFR and that there was a limited involvement in the audit of MTNL.

Infact, we have conducted the full audit based on the information and explanations given to us by the Management, independently as per the applicable standards and the testing of Internal Controls has been done in a methodical manner.    Thus, we have applied a complete integrated approach as the sole US GAAP Auditors of MTNL.

Hope this will suffice your requirements. In case you need any further clarifications, please feel free to call on us.

Thanking You,

Yours truly,

For P. PARIKH & ASSOCIATES

CHARTERED ACCOUNTANTS

(Sandeep Parikh, Partner)

Branch Offices : INDIA - Mumbai, Pune, Vadodara, Ahmedabad, Hyderabad, New Delhi. OVERSEAS - Dubai, Hongkong, London, Zurich, New York, Adelaide, Melbourne.